UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM SD
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SPECIALIZED DISCLOSURE REPORT

TechnipFMC plc
(Exact name of registrant as specified in its charter)

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England and Wales	001-37983	98-1283037
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One St. Paul’s Churchyard London, United Kingdom	EC4M 8AP
(Address of Principal Executive Offices)	(Zip Code)
Lisa P. Wang
Legal Director
(281) 591-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
TechnipFMC plc evaluated its product lines and determined that certain products that it manufactures or contracts to manufacture contain tin, tungsten, tantalum, and/or gold necessary to the functionality or production of such product(s).
A copy of this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto are publicly available on TechnipFMC’s Internet web site at www.technipfmc.com.

Item 1.02 Exhibit
TechnipFMC’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TechnipFMC plc
(Registrant)

By: /s/ Dianne B. Ralston
Date: May 24, 2019	Name: Dianne B. Ralston
Title: Executive Vice President, Chief Legal Officer and Secretary